Toro Ventures Inc.
                          2498 West 41st Ave, Suite 232
                                  Vancouver, BC
                                 Canada V6M 2A7
                              Phone: (604) 618-9110

                                                                 October 6, 2005

Via Mail and Facsimile to 202-772-9369
Lesli L. Sheppard
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street North East
Washington, DC
USA 20549

         Re:      Toro Ventures Inc.
                  Amendment No. 1 to Registration Statement on Form SB-2 Filed September 22, 2005
                  File No. 333-127520

Dear Mr. Sheppard:

      We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Toro Ventures Inc. directly at the numbers provided above.

General
-------

      1. Please find our disclosure revised in our summary to further disclose about the timing.

Use of Proceeds
---------------

      2. Please find our disclosure revised to clarify that we have used the $35,000 in proceeds to pay for the expenses that have been incurred.

Consent of Independent Registered Public Accounting Firm
--------------------------------------------------------

      3. Please find that an updated auditor's consent has been filed with our amendment.

Financial Statements
--------------------

      4. Please find headings of the financial statements revised to indicate that we are a development stage company and specify our inception date.

Balance Sheet
-------------

      5. Please find that the registration statement has been revised to reflect a total of 5,845,000 shares subscribed, and have not yet been actually issued.

Statement of Operations and Deficit
-----------------------------------

      6. As a result of the above reply to comment # 5 (note 6 - SHARE CAPITAL), the calculation of the EPS with dilutive factors is correct.

Cash Flow Statement
-------------------

      7.    Please find our cash flow statement revised as per your comments.

Incorporation and Operating Activities
--------------------------------------

      8.    Please find our disclosure revised as per your comments.

Note 2 - Summary of Significant Accounting Policies - Reporting on the costs of
-------------------------------------------------------------------------------
startup activities
------------------

      9.    Please find our disclosure revised as per your comments

Note 4 - Investment in Franchise
--------------------------------

      10. Please find our disclosure in Note 2 revised as well as additional disclosure added in the MD&A section in regards to this issue.


Exhibit 5.1 - Legal Opinion
---------------------------

11. Please find the opinion revised to include the file number of our registration.
12. Please find the opinion revised to delete the reference to "official capacity".